10250 Constellation Blvd. 19th Floor Los Angeles, CA 90067 310.553.3000 TEL 310.556.2920 FAX Marc A. Indeglia

July 8, 2024

Direct Dial 310.282.6245 Direct Fax 310.785.3545 Email mindeglia@glaserweil.com

Katherine Bagley, Esq. Robert Augustin, Esq. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	INVO Bioscience, Inc.
Registration Statement on Form S-3
Filed May 21, 2024
File No. 333-279593

Dear Ms. Bagley and Mr. Augustin:

On behalf of our client, INVO Bioscience, Inc., a Nevada corporation (the “Company”), set forth below is the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) delivered by way of it letter dated June 5, 2024 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission (the “Commission”) on May 21, 2024 (the “Registration Statement”). For your convenience, we have included the original comment from the Comment Letter in their entirety.

Registration Statement on Form S-3

Incorporation of Certain Documents by Reference, page 2

1.	We note that you have incorporated by reference to your amended 10-Ks and 10-K for the year ended December 31, 2023. We note the disclosure in Note 9, on page F-14. Given the existence of notes payable, please clarify for us why you did not use your incremental borrowing rate in your lease accounting. See ASC 842-20-30-3. Also, please provide all of the disclosures required by ASC 842-20-50-4g.

Response: ASC 842-20-30-3 provides that a lessee should use the rate implicit in the lease whenever the rate is readily determinable. When the rate is not readily determinable, a lessee uses its incremental borrowing rate, which is the rate of interest a lessee would have to pay to borrow an amount equal to the total lease payments on a collateralized basis over a similar term in a similar economic environment. The implicit interest rate of the leases were not readily determinable. Upon further review and analysis, the Company has determined that its incremental borrowing rate was not the applicable federal rate as of the commencement of each lease.

Katherine Bagley, Esq.

Robert Augustin, Esq.

Securities and Exchange Commission

July 8, 2024

Upon further review and analysis, the Company has determined that the following are the proper incremental borrowing rates for each lease:

Lease	Incremental Borrowing Rate
Commercial Lease Agreement dated May 1, 2019 between the Company and PJ LLC	6.24%
Lease Agreement dated March 2021 with Trustmark National Bank	2.54%
Sublease Agreement dated June 29, 2021 between Assure Fertility Partners of Atlanta II and Bloom INVO LLC	4.12%
Lease Agreement dated May 23, 2022 between 4602 North Armenia Ave, LLC and INVO Centers, LLC	8.11%
Lease Agreement dated July 1, 2023 between Taylyn Holdings, LL and Wood Violet Fertility, LLC	8.19%

Under ASC 842-20-30, the incremental borrowing rate is calculated based on factors specific to the company and the lease, such as the underlying asset, the lease term, and the economic environment. In determining the foregoing incremental borrowing rates, the Company considered these factors as well as historical rates for secured loans (such as asset based loans, SBA loans, and other commercial loans) of similar terms as of each lease commencement date. Based on these factors, the Company determined that the incremental borrowing rates fell within a range for each lease and elected to use the highest rate within that range.

The Company’s notes payable are unsecured, short term obligations that were incurred in a dynamic economic environment. In light of the material distinctions between the Company’s short term, unsecured note payables and a collateralized long term obligation, the Company has determined that the interest rates on the notes payable do not reflect the Company’s incremental borrowing rate under ASC 842-20-30-3.

Had the Company used the foregoing incremental borrowing rates to determine its lease liabilities, the Company’s lease liabilities would have been $4,930,963 as of December 31, 2023 and $3,192,322 as of March 31, 2024 (as opposed to $5,919,664 as of December 31, 2023 and $3,490,579 as of March 31, 2024). This reflects an impact to lease liabilities of $(988,681) as of December 31, 2023 and an impact of $(298,257) as of March 31, 2024. Correspondingly, the Company’s lease right of use assets would have been $4,752,248 as of December 31, 2023 and $3,070,972 as of March 31, 2024 (as opposed to $5,740,929 as of December 31, 2023 and $3,369,229 as of March 31, 2024). This reflects an impact to right of use assets of $(988,681) as of December 31, 2023 and an impact of $(298,257) as of March 31, 2024.1 There would be no impact on net loss, earnings per share, or net equity for the year ending December 31, 2023 or the three months ending March 31, 2024.

1 The Company notes that the material decrease in the amount of lease right of use assets and lease liability from December 31, 2023 and March 31, 2024 results from the Company’s termination of the Lease Agreement dated May 23, 2022 between 4602 North Armenia Ave, LLC and INVO Centers, LLC.

Katherine Bagley, Esq.

Robert Augustin, Esq.

Securities and Exchange Commission

July 8, 2024

The Company has assessed the materiality of the error in incremental borrowing rates by considering both the quantitative and qualitative considerations outlined in the materiality guidance set forth in SEC Staff Accounting Bulletin Topic 1.M and 1.N. The Company has determined that the error can be corrected as an out-of-period adjustment because it is immaterial to both the current and prior period(s).

Since the error can be corrected without a re-issuance restatement of prior period financial statements, the Company does not expect to file an Item 4.02 Form 8-K.

The Company has evaluated whether the error affects the design and effectiveness of its disclosure controls and procedures and internal controls and procedures, as the error indicates that some aspect of the internal control design or execution was not properly functioning. Based on this evaluation, the Company determined that a control deficiency did exist and thus represents a deficiency. In making this determination, the Company considered the existence of mitigating controls as highlighted in the Commission’s guidance regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and whether the Company’s controls operate at a level of precision that would prevent or detect a misstatement that could be material.

However, the Company has further determined that the deficiency was not significant. Moreover, the Company is a smaller public company and, as such, has determined that management’s daily interactions with its controls provide it with sufficient knowledge to evaluate the Company’s internal control over financial reporting (“ICFR”). The Company evaluated its control framework and determined there were no other control deficiencies and, therefore, there is not a material weakness in the ICFR.

The Company intends to amend its Form 10-K for the year ending December 31, 2023 to update the disclosures related to the incremental borrowing rate and the disclosures required by ASC 842-20-50-4 by revising the first paragraph of Footnote 9 to the financial statements to read as follows:

The Company has various operating lease agreements in place for its office and joint ventures. Per FASB’s ASU 2016-02, Leases Topic 842 (“ASU 2016-02”), effective January 1, 2019, the Company is required to report a right-of-use asset and corresponding liability to report the present value of the total lease payments, with appropriate interest calculation. The rate implicit in the lease was not readily determinable. Historically, the Company historically utilized the applicable federal rate as of the commencement of the lease, however, the Company has determined that utilization of the applicable federal rate was not its comparable incremental borrowing rate. The Company has since calculated the incremental borrowing rate for each lease based on factors specific to the company and the lease, such as the underlying asset, the lease term, and the economic environment. In determining the incremental borrowing rates, the Company considered these factors as well as historical rates for secured loans of similar terms as of each lease commencement date. The Company then completed a sensitivity analysis on all of its current leases and determined there was no material difference between using the applicable federal rate and the applicable incremental borrowing rate. Lease renewal options included in any lease are considered in the lease term if it is reasonably certain the Company will exercise the option to renew. The Company’s operating lease agreements do not contain any material restrictive covenants.

Katherine Bagley, Esq.

Robert Augustin, Esq.

Securities and Exchange Commission

July 8, 2024

The Company intends to further amend its Form 10-K for the year ending December 31, 2023 to update the disclosures related to the incremental borrowing rate and the disclosures required by ASC 842-20-50-4 by revising the fourth paragraph of Footnote 9 to the financial statements to read as follows:

For the year ended December 31, 2023, the weighted average remaining lease term for operating leases was 160 months. For the year ended December 31, 2023, the weighted average discount rate for operating leases was 3.9%. The Company paid approximately $0.3 million in cash for operating lease amounts included in the measurement of lease liabilities for the year ended December 31, 2023. The Company did not have any finance leases as of December 31, 2023.

The Company intends to amend its Form 10-Q for the period ending March 31, 2024 as follows to update the disclosures related to the incremental borrowing rate and the disclosures required by ASC 842-20-50-4 by revising the first paragraph of Footnote 9 to the financial statements to read as follows:

The Company has various operating lease agreements in place for its office and joint ventures. Per FASB’s ASU 2016-02, Leases Topic 842 (“ASU 2016-02”), effective January 1, 2019, the Company is required to report a right-of-use asset and corresponding liability to report the present value of the total lease payments, with appropriate interest calculation. The rate implicit in the lease was not readily determinable. Historically, the Company historically utilized the applicable federal rate as of the commencement of the lease, however, the Company has determined that utilization of the applicable federal rate was not its comparable incremental borrowing rate. The Company has since calculated the incremental borrowing rate for each lease based on factors specific to the company and the lease, such as the underlying asset, the lease term, and the economic environment. In determining the incremental borrowing rates, the Company considered these factors as well as historical rates for secured loans of similar terms as of each lease commencement date. The Company then completed a sensitivity analysis on all of its current leases and determined there was no material difference between using the applicable federal rate and the applicable incremental borrowing rate. Lease renewal options included in any lease are considered in the lease term if it is reasonably certain the Company will exercise the option to renew. The Company’s operating lease agreements do not contain any material restrictive covenants.

The Company intends to further amend its Form 10-Q for the period ending March 31, 2024 as follows to update the disclosures related to the incremental borrowing rate and the disclosures required by ASC 842-20-50-4 by revising the fourth paragraph of Footnote 9 to the financial statements to read as follows:

For the three months ended March 31, 2024, the weighted average remaining lease term for operating leases was 157 months. For the three months ended March 31, 2024, the weighted average discount rate for operating leases was 4.5%. The Company paid approximately $0.3 million in cash for operating lease amounts included in the measurement of lease liabilities for the three months ended March 31, 2024. The Company did not have any finance leases as of March 31, 2024.

Katherine Bagley, Esq.

Robert Augustin, Esq.

Securities and Exchange Commission

July 8, 2024

Please advise us as soon as possible if the staff has any further comments relating to the Registration Statement. You can contact the undersigned at (310) 282-6245. Thank you in advance for your courtesy and cooperation.

Very truly yours,

MARC A. INDEGLIA

of GLASER WEIL FINK HOWARD JORDAN & SHAPIRO LLP

MAI:ph

cc: INVO Bioscience, Inc.